





USDA ORGANIC

CORNBREAD

FULL SPECTRUM up to 2MG THC

# INVESTMENT OPPORTUNITY

## Cornbread Hemp

Q1, 2023



CORN BREAD
CBD LOTION
MENTHOL FORMULA
FULL SPECTRUM
500MG
CORN BREAD
WHOLE FLOWER
CBD OIL
1500MG 30 SERVINGS
50MG CBD
2MG THC
CORNBREAD
ORGANIC BERRY
CBD GUMMIES
1500MG 30 GUMMIES
50MG CBD
2MG THC

**ERIC** ZIPPERLE
Chief Executive Officer
eric@cornbreadhemp.com

**JIM** HIGDON
Chief Communications Officer
jim@cornbreadhemp.com

PRIVATE & CONFIDENTIAL



# WHY DID WE START
## CORNBREAD HEMP?



# CBD MARKET
## PROJECTIONS
### (USA)





$2.8

2020

$55.8

2028

in Billion USD

Source: Fortune Business Insights

# CORNBREAD GROWTH '19-'22



**■ Net Revenue (After Discounts)**

| | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|
| Net Revenue | $180K | $430K | $1.9M | $5.5M |

$6,000,000

$4,000,000

$2,000,000

$0

OUR
# PROVEN METRICS





CORN BREAD
CBD LOTION
MENTHOL FORMULA
FULL SPECTRUM
500MG
WHOLE FLOWER
CBD OIL
1500MG
30 SERVINGS
50MG CBD
2MG THC
CORNBREAD
ORGANIC BERRY
CBD GUMMIES
1500MG
30 GUMMIES

## 5.3
## LTV:CAC

Lifetime Value / Customer Acquisition Cost

(An LTV:CAC ratio of 3:1 is standard, and 4:1 is above average.)

## 85%
## Margins

We closed this acquisition in October 2022!

## 93%
## Post Acquisition Margins

(We are acquiring our hemp processor with debt financing for vertical integration.)

# Our average order value compared with other DTC supplements on Shopify:

## Order metrics

### New customer AOV ⓘ

**$72** falls in the **top 50%**



### Repeat customer AOV ⓘ

**$95** falls in the **top 25%**



# Our retention compared with other DTC supplements on Shopify:

## Retention

### New customer repurchase rate, 90 day ⓘ

**36.6%** falls in the **top 25%**



36.6%

21.4%

15.8%

29.6%

Median

### New customer repurchase rate, 180 day ⓘ

**39.7%** falls in the **top 25%**



39.7%

26.0%

20.2%

33.6%

Median

# OUR POSITIONING

Filling the premium CBD market gap.







CORNBREAD
ORGANIC BERRY
CBD GUMMIES
300MG
30CT
FULL SPECTRUM
WHOLE FLOWER
10MG CBD PER GUMMY
AUTHENTICITY TAG
Supplement Facts
Serving Size 2 gummies
Servings Per Container 15
Amount Per Serving
Organic Hemp Extract (40MG)*
(Cannabidiol (CBD) 20mg)*
CORNBREAD

## SUPERIOR QUALITY

All major brands are sacrificing quality for price, ignoring consumers searching for premium CBD products.



## INDUSTRY LEADERSHIP

We build credibility and brand awareness by sharing our singular expertise through unique media relationships.



## LEANING INTO THC

While the competition focuses on THC-free, our customers value the most effective CBD products, which contain the highest legal level of THC.

To learn more about our product quality, visit the USP Slide in the appendix.

# OUR DEFENSIBLE POSITION

## KENTUCKY SUPPLY CHAIN
We are acquiring our hemp processing partner with $1.5M of debt financing to increase our margins to 93%.

## AUTHENTIC BRANDING
The "Cornbread" story directly connects our brand to the 250-year history of Kentucky hemp.

## HIGHEST QUALITY PRODUCTS
Full spectrum, Flower-Only™, USDA certified organic CBD with the most THC the law allows.

## THOUGHT LEADERSHIP
Through unique media relationships, we leverage our brand identity to educate and advocate for greater access to both hemp and cannabis.



# GO-TO-MARKET STRATEGY



THE CORNBREAD STORY
CORNBREAD
Full Spectrum Wholesome Goodness™
USDA ORGANIC CBD OIL MADE IN KENTUCKY
SOURCED FROM USDA ORGANIC HEMP FARMS IN KENTUCKY
100% Pesticide Free
Only Non-GMO Seeds
full spectrum cbd gummies
All Shopping Images News Videos
https://www.cornbreadhemp.com › f...
Full Spectrum CBD Gummies with THC - Cornbread Hemp™
Our full spectrum, Flower-Only™ CBD Gummies include up to 2 mg of THC per serving. No high-...
4.4 ★★★★★ (965) · $39.99 to $109.99 · In stock


## AFFILIATE & PR

Leveraging Jim's industry expertise and media relationships for PR and affiliate partnerships, which drive brand credibility and Google search results.

---

## REGIONAL TARGETING

Leveraging our unique brand identity to build awareness in regional markets that offer little to no competition.

---

## TRADITIONAL ADVERTISING

We have developed strategic partnerships that allow us unique access to advertise on Facebook, Google, & SnapChat, in addition to CTV and radio.

---

## RETAIL EXPANSION

We are partnering with the best natural foods broker in the country, Presence Marketing, to enter top-tier retailers like Fresh Thyme, Earth Fare, & Sprouts.

**We are the #1 search result for "full spectrum CBD gummies" on Google!**



# OUR COMPETITION

A fragmented market, with no focus on quality cannabis.

| | CORNBREAD HEMP | CHARLOTTE'S WEB | MEDTERRA | CBDMD |
|---|---|---|---|---|
| **HIGHEST LEGAL THC** | ✔ | ✘ | ✘ | ✘ |
| **USDA ORGANIC** | ✔ | ✘ | ✘ | ✘ |
| **FLOWER-ONLY** | ✔ | ✘ | ✘ | ✘ |
| **MARKET SHARE %** | | 3.6 | 1.7 | 1.6 |

The top 20 brands control only 19% of the market.  **Source: Brightfield Group**



# OUR TIMING

The CBD industry is only 8 years old, and market share is heavily fragmented.

The top 20 brands control only 19% of the market, which is projected to grow 25X by 2028.

The opportunity to lead the US CBD market is ripe for a brand with true authenticity, expertise, and quality.

We believe it is an opportunity to lead not just the CBD market, but the cannabis industry as a whole.

## CUSTOMER **PRAISE**

A Sample of 1,700+
Five-Star Reviews



### YOU FOUND THE BEST

"Stop looking for another brand to try, these are the best, I tried over 6 different brands, these are awesome. And they taste great, and their customer service is top notch. Also I love their lotion!"



**John G. 10/8/21**

### IT IS AUTHENTIC!

"I tried other brands who offered steep discounts and gimmicks like flavors and Cornbread remains the grown-up choice. After six vials the long term results are like yoga in a bottle: better sleep, more presentness, and greater equanimity. There is an authenticity to this brand that I admire."



**Lorrin K. 9/22/21**

### BETTER THAN MEDTERRA

"I have tried several different CBD oils, Charlotte's Web and MedTerra among them. They worked ok, but Cornbread exceeded my expectations."



**Kathy K - 06/01**



# GENERATING BUZZ

through our proven media & PR strategy:

---

**FOOD&WINE**

"I and my colleague, senior editor Kat Kinsman, have made these extra-strength gummies part of our routine."

⭐ ⭐ ⭐ ⭐ ⭐

---

**Chicago Tribune**

"A highly potent CBD oil made with superior quality."

⭐ ⭐ ⭐ ⭐ ⭐

---

**BuzzFeed**

"perfect to help relax the mind and body"

⭐ ⭐ ⭐ ⭐ ⭐

---

**Health**

"it's not easy to stand out in the crowd, but Cornbread Hemp manages to do just that."

⭐ ⭐ ⭐ ⭐ ⭐

---

**mindbodygreen**

"a palatable but powerful treat"

⭐ ⭐ ⭐ ⭐ ⭐

---

**New York**

"this CBD is really kind of magical."

⭐ ⭐ ⭐ ⭐ ⭐



**OUR BUSINESS MATURITY**

In three years of business, we have professionalized our operating procedures and HR benefits by implementing:

- **EOS and weekly L10 meetings**
- **Health insurance**
- **401(k)'s**
- **Employee share pool**
- **Paid vacations**
- **Foundation laid for certified B-Corp**
- **USDA organic certification**



ONLY $325K LEFT TO SELL!

# THE OPPORTUNITY:

CORNBREAD HEMP IS RAISING A

## $2 MILLION SEED ROUND

**$1,675,000 RAISED UNDER REG D**



CORNBREAD
ORGANIC BERRY
CBD GUMMIES
USDA ORGANIC
1500MG 30 GUMMIES
FULL SPECTRUM FLOWER-ONLY
50MG CBD
2MG THC
HERBAL SUPPLEMENT
CORN BREAD
CBD LOTION
MENTHOL FORMULA
FULL SPECTRUM
500MG
WHOLE FLOWER
CBD OIL
1500MG 30 SERVINGS

**$500K IN ANGEL AND CROWDFUND CAPITAL TO DATE.**

# USE OF FUNDS
# FOR REG CF CAMPAIGN



WEFUNDER FEES
6.5%

GROWTH MARKETING
22.5%

LAB EQUIPMENT
44%

**$325K**

MATERIALS & INVENTORY
27%

THIS SLIDE CONTAINS FORWARD-LOOKING STATEMENTS THAT CANNOT BE GUARANTEED.

# THREE YEAR GOALS

Creating a runway of 24 months to scale.





CORN BREAD
WHOLE FLOWER
CBD OIL
USDA ORGANIC
1500MG 30 SERVINGS
50MG CBD
2MG THC
CORNBREAD
ORGANIC BERRY
CBD GUMMIES
1500MG 30 GUMMIES
HERBAL SUPPLEMENT

## 2022



- Revenue goal: $4.5M
- Hiring for marketing
- Acquire hemp processor
- Solidify regional market share

## 2023

- Revenue goal: $12M
- Hiring for operations and sales
- Establish regional retail
- Expand regional market share.

## 2024

- Revenue goal: $30M
- Hiring for leadership
- Solidify national market share
- Establish national retail

THIS SLIDE CONTAINS FORWARD-LOOKING STATEMENTS THAT CANNOT BE GUARANTEED.

# Why did we acquire our processor?

A partnership that produced the first USDA certified organic CBD products from Kentucky.







### Reduced COGS

Acquiring our processor will increase our margins from 85% to 93%, which saves more than $4M over 3 years.

### Gummy Manufacturing

Our processor is the only USDA organic CBD gummy manufacturer in the US, which makes Cornbread one of the only companies to offer USDA organic CBD gummies.

### USDA Organic & Kentucky Based

USDA organic certification takes years to obtain, and only 5% of CBD companies are certified organic. We are one of them.

# FUTURE PROJECTIONS





■ Net Revenue    ■ Net Income

| | | |
|---|---|---|
| $50,000,000 | | $48M |
| $40,000,000 | | |
| $30,000,000 | $30M | |
| $20,000,000 | | |
| $10,000,000 | $12M | $13M |
| | $5M | |
| $0 | | |
| 2023 | 2024 | 2025 |

THIS SLIDE CONTAINS FORWARD-LOOKING STATEMENTS THAT CANNOT BE GUARANTEED.

# Before we exit...


THE FULL, UPDATED STORY
including the capture and trial of Johnny Boone!
THE CORNBREAD MAFIA
A HOMEGROWN SYNDICATE'S CODE OF SILENCE AND THE BIGGEST MARIJUANA BUST IN AMERICAN HISTORY
JAMES HIGDON

The full value of the Cornbread brand won't be realized until the development of the "Cornbread Mafia" book-to-film project. Our projections through 2025 do not include the potential growth from this opportunity.

**The "Cornbread Mafia" book**

- Fifteen printings since 2012
- 50,000+ copies sold
- National best-seller

**The "Cornbread Mafia" podcast**

- Projected release date: Q1 2023
- Cornbread Hemp is the exclusive sponsor

**The "Cornbread Mafia" TV series**

- Currently in discussions with major talent
- Estimated production 2024 - 2025

THIS SLIDE CONTAINS FORWARD-LOOKING STATEMENTS THAT CANNOT BE GUARANTEED.

# WHAT A RELIEF.™

Thank you for your consideration.

Office: +1(502) 289-1552

eric@cornbreadhemp.com

jim@cornbreadhemp.com

www.cornbreadhemp.com





## MEET OUR
## CO-FOUNDERS

### JIM HIGDON, CCO

> Author of The Cornbread Mafa
> Cannabis reporter for POLITICO
> Hemp industry expert

### ERIC ZIPPERLE, CEO

> Junior executive, Belle Nobel Entertainment
> Launched Mint Julep Tours Nashville
> Accounting degree & MBA, Bellarmine